Cyruli Shanks Hart & Zizmor, LLP
Attorneys at Law
420 Lexington Avenue
Suite 2320
New York, NY 10170
(212) 661-6800

April 28, 2008

David Orlic, Esq.
U. S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Shelron Group, Inc. (the "Company")
Preliminary Information Statement of Form 14C - Amendment No. 1
File No. 000-31176

Dear Mr. Orlic:

Enclosed please find the above-referenced Amendment No. 1 to the Preliminary Information Statement on Form 14C filed by the Company which contains revisions in accordance with your April 9, 2008 letter. This letter summarizes our responses thereto and shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the paragraph it is responsive to).

1. The disclosure has been amended to indicate that the Company has no current plans to issue the additional shares being authorized.

2. The filing has been revised to include the Company’s current By-laws as Exhibit “C” and the proposed Amended and Restated By-laws as Exhibit “D”.

Please feel free to contact me at (212) 661-6800 with any further questions or comments.

Sincerely,

/s/ Paul Goodman
Paul Goodman